Filed by Micrografx, Inc. Pursuant to
                                       Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                               Subject Company: Micrografx, Inc.
                                                     Commission File No. 0-18708


     Corel  To  Acquire  Micrografx  -  Companies  Sign  Definitive   Agreement;
Acquisition Advances Key Aspects of Corel's Growth Strategy

     Ottawa, Canada, and Dallas, Texas - July 16, 2001 - Corel Corporation (NASDAQ: CORL, TSE: COR) and Micrografx, Inc. (OTCBB: MGXI) today announced that they have signed a definitive agreement whereby Corel will acquire Micrografx in a stock-for-stock transaction to be accounted for as a purchase transaction. The transaction is subject to regulatory approval and approval by Micrografx's shareholders.

This acquisition represents yet another important milestone in Corel's corporate strategy which is designed to position the company for long-term growth and profitability. As announced in January 2001, Corel's growth strategy provides a framework for the company's future that is being unfolded in three phases or "horizons". For the first horizon, Corel is focused on two goals: strengthening its position in the graphics market and effectively managing its business applications division to upgrade its large base of existing users. In horizon two, Corel will more fully embrace the power of the Web by developing advanced Web-based functionality within existing and new product lines. For horizon three, Corel will develop new technology to target fast-growing emerging markets, such as wireless and Web-based services. Corel is able to advance key aspects of each horizon as a result of this acquisition.

"This is clearly a strategic opportunity for both Corel and Micrografx, for three main reasons," said Derek Burney, president and CEO of Corel Corporation. "First, by adding these technologies to our arsenal of award-winning applications, we will broaden and enhance our current portfolio and tailor our products to the distinct customer segments we've identified. The technical illustration market is an important customer segment we're targeting and we look forward to combining Micrografx's demonstrated leadership in this area with our own strengths to better serve our customers.

"Second, in addition to adding value to our graphics lineup, we will leverage the innovative emerging technologies that Micrografx has developed to accelerate the execution of our horizon two and three objectives," added Mr. Burney. "These technologies will be key ingredients in our development of new offerings which will enable our customers to create graphics-rich content that can be output easily and simultaneously to multiple channels, including the Web.

"Finally, by devoting greater resources to Micrografx's Enterprise Process Management (EPM) division, we will become a major force in, what is for us, a new and lucrative market, while at the same time utilizing those technologies to broaden our portfolio of creative product applications."

"We are very pleased to be combining our resources with Corel's," said Jim Hopkins, chairman and CEO at Micrografx, Inc. "Supported by Corel's development expertise, market strengths, international reputation and strong financial position, we will be able to move forward with some exciting new business plans we've developed for our existing and emerging technologies."

Corel and Micrografx share synergies which, when the two operations are combined, are expected to generate new revenue opportunities and cost efficiencies from which its collective worldwide customer base will benefit. Based on preliminary estimates, after the realization of anticipated synergies and excluding any one-time integration costs, this acquisition is expected to be accretive to cash flow and cash earnings per share in the fourth quarter of Corel's fiscal 2001 and thereafter. Over the next several weeks, Corel and Micrografx will work together on a comprehensive plan outlining how best to integrate the two companies. Following the closing of the deal, which is expected to occur in Corel's fourth quarter, they will announce further details related to the integration plan.

Exchange terms:

The deal is structured to provide Micrografx shareholders with a transaction value equivalent to one times Micrografx's fiscal 2001 annual revenues, subject to certain adjustments, totaling approximately US $32.0 million ("Transaction Value"), or approximately US $2.00 per Micrografx share.

In the event that Corel's common share price at closing is less than US $2.90, Corel will have the option to pay the Transaction Value in cash.

In the event that Corel's common share price at closing is equal to or greater than US $2.90, Corel will issue common stock with a then-current value equivalent to one-half of the Transaction Value at the closing, the number of shares to be issued being determined by Corel's common stock price at closing. In addition, Corel will issue participation rights for the remaining one-half Transaction Value. The value under these rights will be paid to the holders at the first anniversary of the closing date. In the event that Corel's common stock price at that time is equal to or less than the price at closing, Corel will pay in cash the remaining one-half Transaction Value. If Corel's common stock price at that time is higher than the price at closing, Corel will issue common stock with a then-current value equivalent to the remaining one-half Transaction Value plus, on a per share basis, 18 per cent of any increase in the price of Corel common stock in the 12-month period following closing. Corel expects that the maximum number of shares that it will issue is approximately
11.0 million.



COREL CORPORATION
Corel Corporation provides its customers with the creative tools they need to unleash their imaginations. With its heritage of software innovation and a solid franchise of loyal customers worldwide, Corel has earned its reputation as an internationally recognized developer of award-winning graphics and business productivity applications on the Windows(R), Macintosh(R), Linux(R) and UNIX(R) platforms. In 2001, Corel will continue to expand its support of the Web, delivering the Internet's versatility to customers through exciting Web-based applications, content and services. Corel will also be developing applications for Microsoft's .NET platform as part of its commitment to provide customers with a full range of applications and services over the Internet. With its headquarters in Ottawa, Canada, Corel continues to be one of Silicon Valley North's most exciting and influential software companies. Corel's common stock trades on the NASDAQ Stock Market under the symbol CORL and on the Toronto Stock Exchange under the symbol COR. For more information on Corel Corporation, please visit http://www.corel.com.

MICROGRAFX, INC.
Micrografx is a recognized global leader in providing enterprise process and graphics software, solutions and services. Micrografx Enterprise Process Management (EPM) solutions allow senior and mid-level executives to identify and value key performance improvement initiatives. These initiatives range from improving eBusiness processes, to quality initiatives like ISO 9000 and Six Sigma, and key line-of-business application initiatives such as supply chain management. Micrografx Graphics Software Division supplies companies and individuals with graphic solutions for technical illustration, business diagramming, and digital image processing. Visit http://www.micrografx.com for more information or contact 1-888-744-1210.

The proxy statement/prospectus will be filed with the Securities and Exchange Commission (SEC) by Corel and Micrografx. Investors and security holders are advised to read the proxy statement/prospectus and any other documents filed with the SEC regarding the acquisition referenced in the foregoing information, when it becomes available, because it will contain important information. This notice does not constitute an offer of any securities for sale. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Corel and Micrografx with the SEC at its Web site at http://www.sec.gov or at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The proxy statement/prospectus and such other documents may also be obtained at no charge by directing such requests to: Corel Corporation, 1600 Carling Avenue, Ottawa, ON, K1Z 8R7, Attention: Investor Relations, telephone (613) 728-8200, email: ir@corel.ca and to Micrografx, Inc., 8144 Walnut Hill Lane, Suite 1040, Dallas, Texas, 75231, Attention: Investor Relations, telephone: (469) 232-1000.

Micrografx, its officers, directors, employees and agents may be soliciting proxies from Micrografx's shareholders in connection with the acquisition. Information concerning the participants in this solicitation will be set forth in the proxy statement/prospectus.

This press release contains forward-looking statements as defined by the United States Private Securities Litigation Reform Act of 1995, involving the company's expectations about future financial results and other matters. These statements reflect management's current forecast of certain aspects of the companies future business. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results of operations to differ materially from historical results or current expectations. The words "plan", "expect", "believe", "intend", "anticipate", "forecast", "target", "estimate" and similar expressions identify forward-looking statements. Risk factors include the consummation, integration and impact of the Micrografx acquisition, shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to Corel's most recent reports filed with the Securities and Exchange Commission for a more complete discussion of the other risks and uncertainties. The factors underlying forecasts are dynamic and subject to change. As a result, forecasts speak only as of the date they are given and do not necessarily reflect the company's outlook at any other point in time. The companies do not undertake to update or review these forward-looking statements.

The risk factors relating to Micrografx include, but are not limited to, the following: the consummation of Corel's acquisition of Micrografx, product development, product introductions, licensing agreements, technological change, competition, international operations, changes in distribution channels, seasonality, growth in the enterprise solutions business of Micrografx, market demand and acceptance of products, the impact of changing economic conditions, fluctuation in foreign currency exchange rates, and others detailed in Micrografx's Annual Report on Form 10-K, Quarterly Reports on Forms 10-Q and other SEC filings.

Corel and its logo are trademarks or registered trademarks of Corel Corporation or Corel Corporation Limited. All other product, font, company names and logos are trademarks or registered trademarks of their respective owners.


Corel Press Contact:
Louise Hanlon, Communications Manager
(613) 728-0826 ext. 5288
louiseh@corel.com


Micrografx Press Contact:
Greg DeWitt, Chief Financial Officer
(468) 232-1000
gregd@micrografx.com